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                                        Filed Pursuant to Rule 424(b)(3)
                                        Registration No. 333-102165

                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 4
                     TO THE PROSPECTUS DATED MAY 6, 2003


                      6,500,000 shares of Common Stock


            We are offering up to 12,500,000 shares of our common stock under the terms of two separate securities purchase agreements entered into on May 22, 2003, with Cranshire Capital, L.P. and Magellan International Ltd. The securities purchase agreements provide for the purchase of up to 4,000,000 shares of our common stock from Cranshire Capital, L.P. and up to 8,500,000 shares of our common stock from Magellan International Ltd. (12,500,000 million shares in the aggregate) on up to three settlement dates within a 10-trading day period following our issuance of a press release announcing our entering into these agreements, which occurred on May 23, 2003.

            This prospectus supplement relates to 4,000,000 shares and 2,500,000 shares purchased by Magellan International Ltd. and Cranshire Capital, L.P., respectively, on May 29, 2003, the first settlement date under the purchase agreements, at a price of $0.35 per share. On May 29, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $0.39 per share. For more information, see the disclosure under the caption "Plan of Distribution" set forth below in this prospectus supplement.

            The agreements provide that if the average of the volume weighted average trading price of our common stock on the three trading days immediately preceding the applicable settlement date is less than $0.40, the purchaser has the right (but not the obligation) to purchase on such settlement date up to the maximum aggregate amount of the shares under the applicable purchase agreement at $0.35 per share.

            As previously disclosed in the supplements dated May 15, 2003, May 21, 2003, and May 27, 2003, and including the 6,500,000 shares to which this prospectus supplement relates, an aggregate of 26,500,000 shares have been purchased under the securities purchase agreements, dated May 8, 2003, and May 22, 2003, including 10,000,000 shares purchased by Cranshire Capital, L.P. and 16,500,000 shares purchased by Magellan International Ltd., resulting in net proceeds to us of $9,237,392.45, after deduction of the 3% fee to our placement agent, J.P. Carey Securities.

           This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 50 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated May 6, 2003, as supplemented on May 15, 2003, May 21,



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2003, and May 27, 2003. You should read both this prospectus supplement and the prospectus, as previously supplemented, carefully.

            AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is May 30, 2003.

                            Plan of Distribution

           On May 22, 2003, we entered into separate securities purchase agreements with each of Cranshire Capital, L.P. and Magellan International Ltd., under which we may sell up to an additional 4,000,000 shares and 8,500,000 shares to each purchaser, respectively. Shares sold under the additional securities purchase agreements will prompt the payment to J.P. Carey Securities, our placement agent, of 3% of the gross subscription proceeds of the shares sold to the purchasers. On May 29, 2003, Cranshire Capital, L.P. and Magellan International Ltd. purchased 2,500,000 shares and 4,000,000 shares, respectively, or an aggregate of 6,500,000 shares of common stock under the securities purchase agreements.

            Terms of the Securities Purchase Agreements

            The securities purchase agreements dated May 22, 2003, provide for up to three settlement dates for purchases of our shares over a 10-trading day period. The three settlement dates are to occur on the fourth, seventh and tenth trading days following (and including) May 23, 2003.

            The securities purchase agreements provide for purchases of the shares to be at a per share purchase price equal to 87.25% of the average of the volume weighted average price of our common stock (as reported by Bloomberg Financial L.P., using the VAP function) for the three trading days prior to each applicable settlement date but in no event less than $0.35. Subject to increase in accordance with the terms of the Magellan International Ltd. securities purchase agreement, the number of shares to be purchased on each settlement date by Magellan will be approximately equal to the following: (i) 2,833,333 shares on the 1st settlement date; (ii) 5,666,666 shares less the number of shares purchased on the 1st settlement date, on the 2nd settlement date; and (iii) 8,500,000 shares less the number of shares purchased on the 1st and 2nd settlement dates, on the 3rd settlement date. Subject to increase in accordance with the terms of the Cranshire Capital, L.P. securities purchase agreement, the number of shares to be purchased on each settlement date by Cranshire will be approximately equal to the following: (i) 1,333,334 shares on the 1st settlement date;
(ii) 2,666,666 shares less



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the number of shares purchased on the 1st settlement date, on the 2nd settlement date; and (iii) 4,000,000 shares less the number of shares purchased on the 1st and 2nd settlement dates, on the 3rd settlement date.

            Except as described in this supplement, in all other material respects the terms of the securities purchase agreements dated May 22, 2003, are substantially similar to the securities purchase agreements with Cranshire Capital, L.P. and Magellan International Ltd., dated May 8, 2003, and more particularly described in the prospectus supplement dated May 15, 2003.

         Each of Cranshire Capital, L.P. and Magellan International Ltd. may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, in connection with its sale of any shares acquired under the respective securities purchase agreements. Broker-dealers or other persons acting on account of either of them or each other may also be deemed to be underwriters. The determination of whether or not the purchasers are underwriters requires a facts and circumstances analysis entailing consideration of, among other things: (i) how long the purchasers have held or intend to hold the shares purchased from us (the securities purchase agreements do not contain representations or warranties by the purchasers regarding their investment intent); (ii) the circumstances in which they acquired the shares; (iii) the amount of shares involved (which would entail consideration of the existence of any affiliation between or among J.P. Carey Securities and/or either or both of the purchasers); (iv) whether they are in the business of underwriting securities; and (v) whether under all the circumstances it appears that the purchasers are acting as conduits for us.

            Underwriters and entities acting on their behalf would not be able to resell the shares purchased from us in reliance on the exemption from registration provided by Section 4(1) of the Securities Act of 1933. Further, the purchasers and entities acting on behalf of underwriters would be subject to the prospectus delivery requirements of the Securities Act of 1933 and the rules and regulations under the Securities Act.